UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARSHALL EDWARDS, INC.

(Name of Issuer)
Common Stock, par value $0.00000002 per share

(Title of Class of Securities)
572322303

(CUSIP Number)
David Seaton
Chief Financial Officer
Novogen Limited
140 Wicks Road
North Ryde, NSW 2113
Australia
(011) 61-2-8877-6196

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.	572322303	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novogen Limited EIN:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Novogen Limited is organized under the laws of Australia

	7	SOLE VOTING POWER

NUMBER OF		52,408,295

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,408,295

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,408,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	71.3%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $0.00000002 per share (“Common Stock”), of Marshall Edwards, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive office of the Company is located at 140 Wicks Road, North Ryde NSW 2113, Australia. Information given in response to each item below shall be deemed incorporated by reference in all other items below.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed by Novogen Limited. (“Novogen”).
     (b) The principal business address and principal office address of Novogen is 140 Wicks Road, North Ryde NSW 2113, Australia. Novogen is biotechnology company specializing in the development of therapeutics based on a flavonoid technology platform.
     (c) Attached as Schedule A is the name, principal occupation, business address and citizenship of each executive officer and/or director of Novogen. Schedule A is incorporated into and made a part of this Schedule 13D.
     (d) During the last five years, neither Novogen nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither Novogen nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Novogen is organized under the laws of Australia. Schedule A sets forth the citizenship of each executive officer and/or director of Novogen.
Item 3. Source and Amount of Funds or Other Consideration
     Novogen utilized available cash assets to acquire beneficial ownership of the 52,408,295 shares of Common Stock reported herein. Funds for the purchase of beneficial ownership of such shares of Common Stock were derived from general working capital
Item 4. Purposes of Transactions
     The Company was formed as a wholly-owned subsidiary of Novogen in 2000.
     In May 2002, the Company sold 2,523,000 shares of Common Stock and warrants exercisable for 2,523,000 shares of Common Stock in a private placement. Following the sale, Novogen held 95.1% of the Company’s outstanding shares of Common Stock.
     In December 2003, the Company consummated its initial public offering (the “IPO”) in the U.S. selling 2,392,000 shares of Common Stock and warrants exercisable for 2,392,000 shares of Common Stock. Following the IPO, Novogen held 86.9% of the Company’s outstanding shares of Common Stock.
     In July 2006, the Company consummated a private placement selling 6,329,311 shares of

Common Stock and warrants exercisable for 2,215,258 shares of Common Stock. Following this placement, Novogen held 78.1% of the Company’s outstanding shares of Common Stock.
     In August 2007, the Company consummated a second private placement selling 5,464,001 shares of Common Stock and warrants exercisable for 2,433,962 shares of Common Stock. Following this placement, Novogen held 71.9% of the Company’s outstanding shares of Common Stock.
     As described in Item 5(c) of this Schedule 13D, on July 28, 2008, Novogen purchased 2,908,295 shares of Common Stock from the Company in a registered direct offering at a purchase price of $2.17 per share for an aggregate purchase price of $6,311,000. Novogen entered into the foregoing transaction to acquire shares of the Company’s Common Stock for investment purposes. Concurrently with the sale to Novogen, the Company sold 1,700,000 shares of Common Stock to another investor in a registered direct offering. Following these two transactions, Novogen held 71.3% of the Company’s outstanding shares of Common Stock.
     At this time, none of Novogen or, to its knowledge, any of its respective directors or executive officers have plans to acquire or dispose of the Company’s securities. At this time, none of Novogen or, to its knowledge, any of its respective directors or executive officers, have plans or proposals to implement any plans or proposals with respect to any material change of the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 to Schedule 13D.
     Novogen retains the right to change its investment intent, from time to time, to acquire additional shares of Common Stock, or to sell or otherwise dispose of all or part of the Common Stock, if any, beneficially owned by it, in any manner permitted by law.
Item 5. Interest in Securities of the Issuer
     (a) As of the date hereof, Novogen is the beneficial owner of 52,408,295 shares of Common Stock which constitutes approximately 71.3% of the Company’s 73,463,233 issued and outstanding shares of Common Stock.
     (b) Novogen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.
     (c) On July 28, 2008, Novogen purchased 2,908,295 additional shares of Common Stock from the Company in a registered direct offering at a purchase price of $2.17 per share for an aggregate purchase price of $6,311,000.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Novogen.
     (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURE
          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 7, 2008

NOVOGEN LIMITED
By:	/s/ David R. Seaton
	Name:	David R. Seaton
	Title:	Chief Financial Officer

SCHEDULE A
Novogen Limited
     Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Philip A. Johnston	Non-Executive	Managing Director, Qualcare	Maderty River Road	Australia
	Chairman of the Board	Management Pty. Ltd.	Coonabarabran NSW
	of Directors		2357
Australia

Christopher Naughton	Managing Director	Managing Director, Novogen Limited	140 Wicks Road North Ryde, NSW 2113 Australia	Australia

Paul J. Nestel	Non-Executive Director	Medical Practitioner, Baker Heart	75 Commercial Rd	Australia
		Research Institute	Melbourne, VIC 3004,
Australia

Peter B. Simpson	Non-Executive Director	Chairman, Biogenerics Australia	10 Monomeath Avenue	Australia
		Pty Ltd.	Canterberry
Victoria 3126
Australia

Geoffrey M. Leppinus	Non-Executive Director	Former Senior Audit and Advisory	20 B Ayres Road	Australia
		Partner, KPMG	St. Ives NSW 2075
Australia

Alan J. Husband	Executive Director	Director of Research of Novogen	140 Wicks Road	Australia
		Limited	North Ryde, NSW 2113
Australia
     Executive Officers

Name	Position	Business Address	Citizenship
David R. Seaton	Chief Financial Officer	140 Wicks Road	Australia
North Ryde, NSW 2113
Australia

Warren Lancaster	Vice President Commercial	59 Grove Street, Suite 2i	Australia
	and Corporate Development	New Canaan, CT 06840

Bryan Palmer	Operations General Manager	140 Wicks Road	Australia
North Ryde, NSW 2113
Australia

Craig Kearney	General Manager Consumer Business	140 Wicks Road North Ryde, NSW 2113 Australia	Australia

Ron Erratt	Company Secretary	140 Wicks Road	Australia
North Ryde, NSW 2113
Australia